Exhibit 21.1

Jack Henry and Associates, Inc. Subsidiaries

Name	State/Country of Incorporation
Jack Henry & Associates, Inc.	Delaware
Jack Henry Services, Inc.	Texas
Jack Henry Software/Commlink, Inc.	Texas
Symitar Systems, Inc.	California
Check Collect, Inc.	Texas
Gladiator Technology Services, Inc.	Georgia
Audiotel Corporation	Texas
Goldleaf Enterprise Payments, Inc.	Georgia
Goldleaf Financial Solutions, Inc.	Tennessee
Goldleaf Insurance, LLC	Tennessee
Goldleaf Leasing, LLC	Tennessee
Goldleaf Technologies, LLC	Delaware
JHA Payment Processing Solutions, Inc.	Washington
Towne Services, Inc.	Georgia
Jack Henry International, Ltd.	U.S. Virgin Islands
iPay Technologies Holding Company, LLC	Delaware
iPay Technologies, LLC	Kentucky
Profitstars, LLC	Missouri